UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number
001-16485

(Check One):	☒ Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form 10-D	☐Form N-SAR	☐Form N-CSR

For Period Ended: January 29, 2006

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

     Krispy Kreme Doughnuts, Inc.

Full Name of Registrant

     N/A

Former Name if Applicable

     370 Knollwood Street, Suite 500

Address of Principal Executive Office (Street and Number)

     Winston-Salem, North Carolina 27103

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Krispy Kreme Doughnuts, Inc. (the "Company") is unable to file timely an annual report on Form 10-K for fiscal 2006 because there have been substantial resources devoted to completing the annual report on Form 10-K for fiscal 2005. Until such annual report is completed, the Company is unable to finalize its financial statements for fiscal 2006.

The results of the analyses completed to date caused the Company to conclude that its previously issued financial statements for fiscal 2004, 2003, 2002 and 2001, and for the first three quarters of fiscal 2005, should be restated. The Company has discussed these matters, including the need to restate its historical financial statements, with its independent registered public accounting firm. The Company currently is in the process of finalizing the restatement adjustments it has identified, which will include substantial non-cash impairment charges, and completing its analyses of certain other accounting matters. In addition, management has identified material weaknesses in the Company’s internal control over financial reporting as of January 30, 2005. With respect to management's assessment of internal control over financial reporting as of January 29, 2006, the Company has not yet completed its assessment of internal control over financial reporting; however, management expects to conclude that material weaknesses existed as of January 29, 2006. The foregoing matters are more fully described in the Company’s Current Reports on Form 8-K filed August 10, 2005 and December 13, 2005 and the Company’s Form 12b-25 filed December 12, 2005.

Management is unable to complete its assessment of the Company's internal control over financial reporting as of January 30, 2005 with respect to the financial statement closing and external reporting processes. The internal controls related to these processes at January 30, 2005 have been subsequently modified and the individuals performing those controls have substantially changed and therefore these controls can no longer be observed or assessed. As a result of the Company not being able to complete its assessment for the processes referred to above, the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, will not be able to complete their audit of the Company's internal control over financial reporting as of January 30, 2005 and as a result their report will disclaim an opinion on the Company's assessment and on the effectiveness of the Company's internal control over financial reporting. Management's evaluation of identified control deficiencies will be completed prior to the anticipated filing date for the Company’s annual report on Form 10-K for fiscal 2005 discussed below.

The Company has not yet filed its Quarterly Reports on Form 10-Q for the first three quarters of fiscal 2006 or the third quarter of fiscal 2005, its Annual Report on Form 11-K for the period ended December 31, 2004 or its Annual Report on Form 10-K for fiscal 2005 (such reports, together with the Annual Report on Form 10-K for fiscal 2006, the “Exchange Act Reports”).

The Company intends to complete work on the restatement adjustments, identified control deficiencies and the fiscal 2005 financial statements, and to file the Exchange Act Reports, at the earliest practicable date. The Company intends to file its Annual Report on Form 10-K for fiscal 2005 on or before April 30, 2006.

PART IV — OTHER INFORMATION

1.  Name and telephone number of person to contact in regard to this notification

Michael C. Phalen (336) 733-3707
(Name) (Area Code) (Telephone Number)

2.  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☐Yes                       ☒No

Quarterly Report on Form 10-Q for the period ended October 30, 2005.

Quarterly Report on Form 10-Q for the period ended July 31, 2005.

Quarterly Report on Form 10-Q for the period ended May 1, 2005.

Annual Report on Form 10-K for the period ended January 30, 2005.

Annual Report on Form 11-K for the period ended December 31, 2004.

Quarterly Report on Form 10-Q for the period ended October 31, 2004.

3.  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒Yes             ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Annex A attached hereto.

                  Krispy Kreme Doughnuts, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 17, 2006	By: /s/ Michael C. Phalen Name: Michael C. Phalen Title: Chief Financial Officer

ANNEX A

On a preliminary basis, the Company expects to report revenues of approximately $120 million for the fourth quarter of fiscal 2006, compared to revenues of approximately $162 million for the fourth quarter of fiscal 2005. The Company expects to report revenues of approximately $540 million for fiscal 2006, compared to revenues of approximately $707 million for fiscal 2005. The year-over-year decrease in revenues for both the fourth quarter and the full year principally reflects lower average sales per store, a decrease in the number of Company stores, lower sales to franchisees from the Company’s Manufacturing and Distribution segment and lower royalties and fees from franchisees.

Systemwide and Company average weekly sales per factory store (which includes sales through satellites) decreased approximately 9% and 10%, respectively, compared to the fourth quarter of fiscal 2005. Systemwide sales data include sales at all Company and franchise locations. Systemwide average weekly sales per location is a non-GAAP financial measure; however, the Company believes systemwide sales information is useful in assessing the Company's performance.

The Company’s financial results continue to be adversely affected by the substantial costs associated with the legal and regulatory matters previously disclosed by the Company. The Company expects to report a net loss for the fourth quarter and full year of fiscal 2006.